Exhibit 4.1

                                                     Privileged and Confidential
                                                     ---------------------------

                                                                [CONFORMED COPY]


                                   AGREEMENT


          This Agreement, dated as of October 27, 1997 (the "Agreement"), is made and entered into by and among Polymer Group, Inc., a Delaware corporation ("PGI"), DT Acquisition, Inc., a corporation organized under the laws of Canada ("DTA") and Galey & Lord Incorporated, a Delaware corporation ("GL") (PGI, DTA and GL are referred to sometimes herein as a "Party").

          WHEREAS, PGI and certain investors currently own approximately 14.5% of the outstanding common shares (the "Common Shares") of Dominion Textile, Inc., a corporation organized under the laws of Canada ("Target");

          WHEREAS, DTA intends to commence, directly or indirectly, a tender offer to acquire all of the outstanding Common Shares of Target and all of the outstanding first preferred shares ("First Preferred") of Target;

          WHEREAS, PGI, after completing the Target Acquisition (as defined below), is primarily interested in (i) retaining the nonwoven textile group businesses of Target (conducted primarily through the Dominion Industrial Fabrics Company division ("DIFCO") of Target, two indirect, wholly owned subsidiaries of Target, Poly-Bond Inc., a Delaware corporation, and Nordlys S.A., a company organized under the laws of the Republic of France, and the Dominion Nonwoven (South America) Argentinean joint venture) (collectively, the "Nonwoven Business"); and (ii) disposing of the apparel fabrics textile group businesses of Target (conducted primarily through the Swift Textiles Canada division of Target, six direct or indirect wholly owned subsidiaries of Target (Dominion Textile (USA) Inc., a Delaware corporation, Swift Textiles, Inc., a Delaware corporation, Dominion Textile (Asia) Pte. Ltd., a company organized under the laws of Singapore, Swift Textiles (Far East) Ltd., a company organized under the laws of Hong Kong, Dominion Textile International B.V., a company organized under the laws of the Netherlands, and Klopman International S.r.L., a company organized under the laws of Italy), and Swift Textiles Europe Ltd., a company organized under the laws of the Republic of Ireland) (collectively, the "Apparel Fabric Business", and together with the Nonwoven Business, the "Businesses");

          WHEREAS, following the Target Acquisition by DTA, GL, directly or through one or more affiliates (such entities are collectively referred to herein as the "GL Buyer") is interested in acquiring (the "Transaction") the Apparel Fabric Business from PGI; and

          WHEREAS, PGI and GL are entering into this Agreement for the purpose of setting forth the rights and obligations of each Party following an acquisition by DTA, directly or indirectly, of all of the outstanding Common Shares of Target (including the Common Shares owned by PGI, The Intertech Group, Inc. ("TIG") and Jerry Zucker), or all or substantially all of the assets or operations of Target (any such acquisition referred to herein as the "Target Acquisition").

          NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the Parties hereto intending to be legally bound, hereby agree as follows:

          1. Exclusivity. Until this Agreement has been terminated in accordance with its terms, each Party agrees that it will not, and shall cause any of their respective affiliates, representatives, officers, directors, agents or stockholders not to, (a) enter into any arrangement, agreement, understanding or negotiations with respect to a possible Target Acquisition, with any other Person, including Target (other than with respect to the Target Acquisition), nor (b) enter into any agreement, arrangement, understanding or negotiations with any other Person, including Target (other than with respect to the Target Acquisition), with respect to (i) the acquisition of only the Nonwoven Business or only the Apparel Fabric Business, or any portion of the assets, operations, business or any securities of Target or any similar transaction, however structured, or (ii) the investment in any other Person (other than through DTA or an affiliate of PGI or TIG formed for the purpose of the Target Acquisition) formed for any such purpose; provided, that in the event this Agreement is terminated pursuant to clause (c) of Section 14 below, the provisions of the first sentence of this Section 1 shall survive for two months following the date of such termination. Following the consummation of the Target Acquisition, PGI agrees that until the termination of this Agreement it will not, and shall cause its representatives, officers, directors, agents, stockholders or controlled affiliates, including Target, not to provide any non-public information to any Person in connection with any offer or proposal to acquire all or any portion of the assets, operations, business, or securities related to the Apparel Fabric Business. PGI will not and following consummation of the Target Acquisition will cause Target not to, enter into any agreement, arrangement or understanding requiring it to abandon or terminate the Transaction (other than any agreement, arrangement or understanding with any governmental or regulatory body or agency). Each of PGI and GL represents to the other Party that neither is party to or bound by any agreement with respect to the Target Acquisition other than this Agreement. The term "Person" in this Agreement will be interpreted broadly to include, without limitation, any corporation, company (including limited liability company), partnership, joint venture or individual.

          2. Purchase and Sale of Assets. At the earliest possible time that DTA is able to cause Target to consummate the Transaction following (a) the purchase by DTA of all of the outstanding Common Shares of Target, or (b) the acquisition of all or substantially all of the Apparel Fabric Business of Target, DTA hereby agrees to sell to GL and GL hereby agrees to purchase from DTA, the Apparel Fabric Business of Target for cash in an amount to be determined in accordance with Section 3 hereof. The exact structure of the transaction pursuant to which GL will acquire the Apparel Fabric Business and PGI will acquire the Nonwovens Business will be determined by the Parties in good faith to accomplish the objectives contained in this Agreement and minimize overall tax liabilities. The terms of the agreements relating to the purchase of the Apparel Fabric Business and Nonwovens Business, as applicable, shall contain customary terms and conditions for acquisitions of public companies. In particular, there will be no survival of any representations or warranties, and limited customary indemnification provisions (related to the allocation of liabilities of the Businesses) contained in the purchase agreements. To the extent any assets are used in both the Apparel Fabric Business and Nonwovens Business, the Parties will enter into an agreement providing for joint use, or will otherwise agree to an equitable solution for such asset. In the event the Parties are unable to negotiate in good faith an agreement or agreements for the purchase and sale of the Apparel Fabric Business or the purchase and sale of the Nonwovens Business, as applicable, at the option of DTA, the Apparel Fabric Business shall be sold to GL by either a sale of stock of the corporation or corporations containing the Apparel Fabric Business, or by a sale of the assets necessary for the Apparel Fabric Business, on an "as is," "where is" and "with all faults" basis, without any express or implied representations, and without any other representations, warranties, covenants, agreements or indemnities (other than related to the allocation of liabilities of the Businesses).

          3.   Determination of Purchase Price and Allocation.

          (a) Cash to Target Stockholders. The Parties agree to determine the purchase price for each Business by first allocating the amount of cash consideration (and the fair market value of any consideration other than cash) paid by DTA to holders of Common Shares of Target (including the amount that would otherwise have been paid to PGI and TIG in respect of their Common Shares if such Common Shares are not acquired by DTA pursuant to the public takeover bid) and First Preferred shares of Target to effect the Target Acquisition in the proportion of 60.0% for the purchase of the Apparel Fabric Business and 40.0% for the purchase of the Nonwovens Business. In addition, the purchase price for each Business shall be adjusted, and the assets and liabilities with respect thereto shall be allocated to each Business, as specifically provided in the following clauses (b), (c), (d), (e) and (f) of this Section.

          (b) Specific Allocable Assets and Liabilities. All assets and liabilities of Target that are specifically allocable to the Apparel Fabric Business shall be transferred to and assumed by GL and the GL Buyer, and all assets and liabilities of Target that are specifically allocable to the Nonwoven Business shall be retained by PGI and DTA, without any adjustment in the purchase price for each Business.

          (c) Transaction Related and Similar Assets and Liabilities. The net amount of any assets or liabilities that are part of, or resulted from, the Businesses as a whole on a shared basis and, except as expressly provided in clause (iv), assets and liabilities associated with the Target Acquisition and the Transaction, including, without limitation, (i) the tax liabilities and assets associated with the transactions contemplated hereby, including taxes imposed in connection with separating the Apparel Fabric Business and the Nonwovens Business and transferring such businesses to GL and PGI, respectively, (ii) any litigation costs and expenses related to the Target Acquisition or Target defense costs and expenses, (iii) any corporate overhead liabilities or corporate assets, (iv) any transaction costs incurred by or on behalf of DTA or PGI solely in connection with the proposed Target Acquisition, including an amount necessary to compensate PGI and DTA for obtaining commitments for, and utilizing, the financing provided directly to DTA by The Chase Manhattan Bank and First Union National Bank pursuant to the commitment letter dated October 27, 1997, including the interest expense incurred for the amount necessary to complete the Target Acquisition and related transactions, but not including the investment banking and merger and acquisition advisory fees specified in clause (d)(ii) below or any transaction costs, commitment fees or financing fees, payable by either PGI or GL in connection with providing the financing required to complete the Target Acquisition or the subsequent purchase and sale of the Apparel Fabric Business and the Nonwovens Business, (v) the principal amount of outstanding corporate indebtedness assumed by either Party or Business or the amounts paid to retire, repay or acquire outstanding corporate indebtedness (whether in the nature of payments of principal, interest, premiums, defeasance costs, tender payments, overdrafts, penalties, breakage costs, fees, litigation expenses, other expenses or indemnities relating thereto) and Preferred Shares of Target, and (vi) similar liabilities, shall increase the purchase price of the Apparel Fabric Business by 60.0% of the total of such amount, and shall increase the purchase price of the Nonwovens Business by 40.0% of the total of such amount; provided, if such adjustment is not practicable because of the nature of the assets or liabilities, such assets or liabilities shall be acquired by, assumed by or borne by, respectively, each Business in the respective percentage.

          (d) Other Assets and Liabilities. The net amount of any other such assets or liabilities, including (i) any assets or liabilities related to any discontinued operations of Target or not otherwise related to either Business or otherwise described in clause (c) of this Section, which may include environmental, retiree medical, or similar liabilities and (ii) investment banking and merger and acquisition advisory fees incurred by or on behalf of PGI or DTA in connection with the Target Acquisition, shall increase the purchase price of the Apparel Fabric Business by 50.0% of the total of such amounts and shall increase the purchase price of the Nonwovens Business by 50.0% of the total of such amount; provided, if such adjustment is not practicable because of the nature of the assets or liabilities, such assets or liabilities shall be acquired by, assumed by or borne by, respectively, each Business in the respective percentage.

          (e) Aggregate Asset and Liability Adjustment. To the extent that the allocation of assets to, and assumption of liabilities by, each Business as contemplated by clauses (c) and (d) of this Section cannot be accomplished in the exact proportions set forth in such clauses as a result of the nature of the specific assets or liabilities, all of the assets acquired or liabilities assumed by each Party shall be determined on an aggregate basis and an appropriate adjustment will be made to compensate a Party that has assumed, on a net overall basis, liabilities in excess of its respective percentages and require a payment from a Party that has acquired, on a net overall basis, assets in excess of its respective percentages. Any such adjustment may take the form of a reallocation of corporate level cash, a payment from one Party to the other Party, transfer of other assets or other appropriate mechanism.

          (f) DIFCO Adjustment. The purchase price allocation percentage of 60.0% for the Apparel Fabric Business and 40.0% for the Nonwovens Business contained in clauses (a) and (c) of this Section 3 shall be subject to possible further adjustment in accordance with Annex A attached hereto related to the earnings before interest, depreciation and amortization of DIFCO.

          (g) Illustrative Example. An illustrative example of the calculation of the purchase price for each Business is set forth on Annex B attached hereto.

          4.   Structure of Transaction.

          (a) Plan of Arrangement. The Parties agree that the most desirable form of the Target Acquisition may be a plan of arrangement with court approval under Canadian laws, designed to accomplish the objectives set forth in this Agreement and minimize overall tax liabilities associated with the Transaction and will attempt to utilize this structure if possible. To this end, GL agrees to enter into any agreement or agreements with PGI and Target to accomplish this form of transaction.

          (b) DTA. In the event a plan of arrangement is not possible or desirable, PGI intends to proceed by causing DTA, a Canadian company, to commence a public takeover bid for the outstanding Common Shares and associated preferred share purchase rights. To the extent that, following the commencement of a public takeover bid by DTA, a plan of arrangement becomes possible, the Parties will proceed under clause (a) of this Section. Subject to the other provisions of this Agreement and until consummation of the Transaction, DTA will not engage in any other business, incur any other liabilities, sell any of its securities or make any distributions in respect of its securities, other than a distribution to its stockholders of the cash proceeds or other consideration received by DTA in respect of the Common Shares owned by DTA and tendered into the public takeover bid or a return to its stockholders of the Common Shares that were contributed to DTA by its stockholders.

          5. Conditions. Following the consummation of the Target Acquisition, the closing of the Transaction will be subject only to the following conditions:

               (i) The absence of any final injunction or decree preventing the sale of the Apparel Fabric Business to GL;

               (ii) The receipt of all required material governmental or regulatory approvals and consents, the failure of which to obtain would prevent the sale of the Apparel Fabric Business to GL; and

               (iii) The repayment, retirement or acquisition of all outstanding bank indebtedness of Target and its subsidiaries and the issued and outstanding publicly issued senior notes of Target and its subsidiaries.

          6. Agreement to Disclose Identity. Each Party agrees to permit DTA to disclose in the takeover circular its identity and the ownership of Common Shares of DTA and Target by each Party and the nature of this Agreement; provided, that each Party will have the opportunity to approve any description of it contained in any publicly filed document, such approval not to be unreasonably withheld.

          7. No Additional Acquisitions of Common Shares. Neither Party shall acquire any additional Common Shares without the prior consent of the other Party. In addition, neither Party shall become the "beneficial owner" (within the meaning of Canadian and U.S. securities laws and Target's shareholder rights plan) of any Common Shares without the prior consent of the other Party. As of the date hereof, GL does not "beneficially own" any Common Shares.

          8. Liquidated Damages. In the event that GL shall breach this Agreement in any material respect or fail to satisfy its obligations in any material respect hereunder for any reason, in addition to any other remedy available to PGI hereunder for a breach of this Agreement by GL, GL agrees to pay to PGI liquidated damages in the amount of $35.0 million. In the event that either PGI or ZB Holdings, Inc. ("ZBH") shall breach this Agreement in any material respect or fail to satisfy its obligations in any material respect hereunder, in addition to any other remedy available to GL hereunder for a breach of this Agreement by PGI or ZBH, as applicable, PGI or ZBH, as the case may be, shall pay liquidated damages to GL in the amount of $35.0 million. Any amounts payable pursuant to this Section 8 shall be payable in two equal installments, one-half of which shall be paid within two business days of the date of the breach resulting in the payment and the remaining one-half payable on the second anniversary of the date of such breach. Any amounts paid by GL or PGI to the other Party following a termination of this Agreement pursuant to
Section 9 shall be credited on a dollar-for-dollar basis against the $35.0 million amount that is otherwise payable to such Party pursuant to this Section 8, with any amount paid by PGI applied to reduce the amount payable by ZBH. The provisions of this Section 8 shall be the exclusion remedy in the event of a breach of Section 2 or Section 11 hereof.

          9. Expenses. Except as otherwise provided in Section 3 and Section 8, each Party shall bear its out-of-pocket fees and expenses incurred in connection with the transactions contemplated by this Agreement; provided, that if this Agreement is terminated pursuant to clauses (b), (d), (e), (i), (ii),
(iii), (x), (y) or (z) of Section 14, (A) 60.0% of the out-of-pocket fees and expenses incurred by PGI, any investors acting with PGI with respect to the Target Acquisition and by or on behalf of DTA which would be included in the determination of Purchase Price under Section 3 will be payable by GL and GL Buyer and 40.0% will be payable by PGI and DTA and (B) 50.0% of any break-up fee, termination payments or other payments made to or for the benefit of DTA by or on behalf of Target relating to the Target Acquisition (other than with respect to the Common Shares owned by DTA) will be payable to GL and GL Buyer and 50.0% will be payable to PGI and DTA.

          10. Covenants. Promptly following the execution of this Agreement, PGI and GL shall enter into good faith negotiations to enter into an agreement or agreements to provide for the separate operation of the Apparel Fabric Business and the Nonwovens Business by GL and PGI, respectively, following the Target Acquisition. Promptly following the consummation of the Target Acquisition, PGI and DTA shall commence negotiations with GL to arrive at a mutually satisfactory structure for the Transaction. All Parties shall use their respective commercially reasonable efforts to close the Transaction on an expedited basis. DTA will use its commercial best efforts to obtain access and information regarding Target and the Businesses. In the event that DTA obtains any such access and/or information regarding Target or the Businesses at any time, DTA will (i) promptly provide the same access and/or information to GL and
(ii) utilize such access and/or seek such information regarding both Businesses with equal efforts and diligence; provided, GL enters into any necessary confidentiality agreements or arrangements.

          11. Financing. The financing for the Target Acquisition will be provided as follows:

          (a) GL Financing. GL agrees to provide to DTA $132 million for the purpose of the Target Acquisition concurrently with the tender to DTA of the funds to be provided by the letter specified in paragraph (b) of this Section.

          (b) DTA Financing. Attached hereto as Annex C is a true, complete and executed copy of a letter of commitment dated October 27, 1997, from The Chase Manhattan Bank and First Union National Bank to DTA, to provide for borrowing by DTA of up to $255.0 million, which includes a revolving facility in an amount of $25.0 million. DTA shall not consent to any amendment, modification or waiver of such commitment letter, the related fee letter, and the related credit agreement without the consent of GL.

          (c) PGI Financing. PGI agrees to provide to DTA $25 million for the purpose of the Target Acquisition concurrently with the tender to DTA of the funds to be provided by the letter specified in paragraph (b) of this Section. This obligation may be satisfied by crediting to PGI an amount equal to the value of the Common Shares contributed to DTA that were owned by PGI, valued at the price paid to the holders of Common Shares pursuant to the public takeover bid.

          (d) ZBH Financing. ZBH agrees to provide to DTA $63 million for the purpose of the Target Acquisition concurrently with the tender to DTA of the funds to be provided by the letter specified in paragraph (b) of this Section. This obligation may be satisfied by crediting to ZBH an amount equal to the value of the Common Shares contributed to DTA that were owned by TIG, valued at the price paid to the holders of Common Shares pursuant to the public takeover bid.

          (e) Ratable Reductions. In the event that the aggregate funds required in connection with the public takeover bid (and to pay related fees and expenses and interest) are less than $450.0 million, ratable reductions shall be made in the amount of the funds to be provided by GL, PGI and ZBH described above.

          12. Binding Effect. The Parties agree that, until the execution of the definitive agreement or agreements contemplated by Section 2 of this Agreement, the provisions of this Agreement shall be a binding commitment of the Parties with respect to the subject matter hereof.

          13. Confidentiality. The Parties agree that the provisions of the Confidentiality Agreement dated as of September 5, 1997 (the "Confidentiality Agreement), shall be binding upon the Parties and such provisions are incorporated herein by reference.

          14. Termination. This Agreement will automatically be terminated and be of no further force and effect upon the earlier of (a) the execution of definitive acquisition agreements for the Transaction, (b) mutual agreement of the Parties, (c) the occurrence of a "Termination Event" as defined in the letter of even date herewith from PGI to GL, (d) subject to the proviso of the first sentence of Section 1, the termination, abandonment, or withdrawal of the tender offer related to the Target Acquisition without the purchase of any Common Shares pursuant thereto following its commencement for any reason (other than as a result of the implementation of a plan of arrangement with court approval under Canadian laws which is approved by the board of directors of Target, DTA, PGI and GL) and (e) April 30, 1998; provided, that in the event a Party materially breaches this Agreement or is unable to fulfil any conditions required to be fulfilled, and such breach is not cured within five business days following notice from the other Parties, the non-breaching Parties may terminate this Agreement on the tenth business day following delivery of such notice and thereafter, the non-breaching Parties will not be subject to the restrictions contained in Section 1. In the event this Agreement is terminated pursuant to this Section 14 by a non-breaching Party, a breaching Party will not be relieved of any liability it may have as a result of any breach of this Agreement occurring prior to the termination of this Agreement. Notwithstanding the foregoing, only until the time (the "Acceptance Time") that DTA or PGI has taken up and paid for any Common Shares pursuant to the tender offer related to the Target Acquisition, acquired a majority of the outstanding Common Shares of Target or acquired all or substantially all of the assets of the Apparel Fabric Business, GL may, upon written notice, terminate this Agreement if (i) any material adverse change in the business, assets, condition (financing or otherwise), results of operations, cash flows, prospects or properties relating to the Apparel Fabric Business has occurred during the period beginning on the date hereof until the Acceptance Time, (ii) Target has taken any action following the date hereof and prior to the Acceptance Time, out of the ordinary course of business, which has a material adverse effect on the Apparel Fabric Business or the ability of the Parties to consummate the Target Acquisition, the Transaction or the transactions contemplated hereby, or (iii) the failure of Target to redeem Target's Rights Plan, adopted as of August 9, 1989 (and any other similar "poison-pill" or other plan with the purpose of preventing or obstructing any takeover of Target implemented by Target subsequent hereto), or failure of PGI or DTA to obtain a cease-trade order, in the Province of Ontario, the Province of Quebec and such other provinces as may be necessary, of the rights issued under such Plan by April 30, 1998. Notwithstanding the foregoing, only until the time (the "Acceptance Time") that DTA or PGI has taken up and paid for any Common Shares pursuant to the tender offer related to the Target Acquisition, acquired a majority of the outstanding Common Shares of Target or acquired all or substantially all of the assets of the Apparel Fabric Business, PGI and DTA may, upon written notice, terminate this Agreement if (x) any material adverse change in the business, assets, condition (financing or otherwise), results of operations, cash flows, prospects or properties relating to the Nonwovens Business has occurred during the period beginning on the date hereof until the Acceptance Time, (y) Target has taken any action following the date hereof and prior to the Acceptance Time, out of the ordinary course of business, which has a material adverse effect on the Nonwovens Business or the ability of the Parties to consummate the Target Acquisition, the Transaction or the transactions contemplated hereby, or (z) the failure of Target to redeem Target's Rights Plan, adopted as of August 9, 1989 (and any other similar "poison-pill" or other plan with the purpose of preventing or obstructing any takeover of Target implemented by Target subsequent hereto), or failure of PGI or DTA to obtain a cease-trade order, in the Province of Ontario, the Province of Quebec and such other provinces as may be necessary, of the rights issued under such Plan by April 30, 1998.

          15. Further Assurances. Subject to the terms and conditions contained herein, each Party agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law and regulation to consummate the Transaction in accordance with the terms of this Agreement. In case at any time following the date hereof any further action is necessary or desirable to carry out the purpose of this Agreement, the Parties agree to discuss taking such action in good faith.

          16. Miscellaneous. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof. This Agreement, together with the Confidentiality Agreement and the letter agreement of even date herewith from PGI to GL described in Section 14(c), constitutes the entire agreement and supersedes all prior agreements and understandings, written and oral, among the Parties with respect to the subject matter hereof. If any provision of this Agreement is deemed invalid, illegal or incapable of enforcement by any rule of law or public policy, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any Party. Upon any determination that any provision of this Agreement is invalid, illegal or incapable of enforcement, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the transactions originally contemplated by the Parties. Each Party may assign its rights hereunder only to any of its affiliates, but may not assign its obligations or delegate its duties hereunder without the prior written approval of the other Party hereto; provided, that in connection with any such assignment to an affiliate, the assigning party must guarantee all of the obligations owed to the other Party hereunder. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and therefore agree that, in addition to any other remedy to which any Party may be entitled to at law or in equity, the Parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the provisions hereof; provided, that no Party will be entitled to seek specific performance hereunder in any particular circumstances to the extent that the provisions of
Section 8 apply to such circumstances. All notices required by this letter agreement shall be in writing and may be sent by registered or certified mail, return receipt requested, by overnight courier or by facsimile (with confirming copy sent by overnight courier). All notices to GL shall be made to Arthur Wiener, Chairman, President and Chief Executive Officer of GL, and all notices to PGI shall be made to Jerry Zucker, Chairman, President and Chief Executive Officer of PGI, at the addresses of their respective principal executive offices. This Agreement may be executed in counterparts and delivered by facsimile transmission.


                       *       *       *       *       *

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereto duly authorized, all as of the date first above written.

                          POLYMER GROUP, INC.

                          By:  /s/ Jerry Zucker
                               -----------------------------------------------

                          Its: Chairman, President and Chief Executive Officer
                               -----------------------------------------------


                          DT ACQUISITION INC.

                          By:  /s/ Jerry Zucker
                               -----------------------------------------------

                          Its: Chairman, President and Chief Executive Officer
                               -----------------------------------------------


                          GALEY & LORD INCORPORATED

                          By:  /s/ Arthur C. Wiener
                               -----------------------------------------------
                          Its: Chairman, President and Chief Executive Officer
                               -----------------------------------------------


                          ZB HOLDING, INC.

                          By:  /s/ Jerry Zucker
                               -----------------------------------------------

                          Its: Chairman, President and Chief Executive Officer
                               -----------------------------------------------

                                                                         ANNEX A

                               DIFCO Adjustment


          Following the consummation of the Target Acquisition, the Parties shall determine the actual earnings before interest, depreciation and amortization for the one-year period ending June 30, 1997 ("EBITDA") for DIFCO ("DIFCO EBITDA"), and for the Apparel Fabric Business and the Nonwovens Business ("Total EBITDA"). Such determinations shall be made in United States dollars and be based upon generally accepted accounting principles as consistently applied, and verified by Ernst & Young LLP. To the extent that the DIFCO EBITDA exceeds U.S.$2.8 million for such period, the 60.0% purchase price percentage allocation for the Apparel Fabric Business and the 40.0% purchase price percentage allocation for the Nonwovens Business contained in Sections 3(a) and 3(c) will be adjusted in accordance with the following formula:

          (a) If the DIFCO EBITDA exceeds U.S.$2.8 million, the excess amount over $2.8 million will be determined (the "DIFCO Excess Amount"). The percentage of the DIFCO Excess Amount compared to Total EBITDA will be determined (the "Excess Percentage"), rounded to the nearest 0.1%. The 60.0% purchase price percentage allocation for the Apparel Fabric Business will be reduced by the Excess Percentage, and the 40.0% purchase price percentage allocation for the Nonwovens Business will be increased by the Excess Percentage.

          (b) As an illustrative example, if DIFCO EBITDA equaled $3.8 million, the DIFCO Excess Amount would be $1.0 million. If, in this example, Total EBITDA equaled $100.0 million, the Excess Percentage would equal 1.0%, and the purchase price percentage for the Apparel Fabric Business would be reduced to 59.0%, and the purchase price percentage of the Nonwovens Business would be increased to 41.0%.

          (c) If the DIFCO EBITDA is equal to or less than U.S.$2.8 million, no adjustment will be made.

          (d) The adjustment in this Annex A will only apply to the percentages set forth in Sections 3(a) and 3(c).

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